EXHIBIT 99.1

Barry L. Bloom, Robyn Samuels, Thomas M. Steinberg, Paul A. Downey
and Robert H. Savage sold 122,508, 55,000, 158,223, 96,438 and
134,694 shares of common stock, respectively, for $.001 per share and Ravitch Rice & Company, LLC sold 68,282 shares of common stock, warrants to purchase 25,079 shares of common stock expiring
January 7, 2005 and warrants to purchase 25,078 shares of common stock expiring February 15, 2004 for $68.28, which was not allocated to specific shares or warrants.